Exhibit (a)(6)

SCHOLASTIC CORPORATION ANNOUNCES CASH TENDER OFFER TO PURCHASE UP TO $200 MILLION OF ITS COMMON STOCK

New York – March 23, 2026 – Scholastic Corporation (the “Company” or “Scholastic”) (NASDAQ: SCHL), the global children’s publishing, education and media company, announced today the commencement of a modified “Dutch Auction” tender offer to purchase up to $200 million of its common stock at a price not less than $36.00 per share or more than $40.00 per share to the seller in cash, less any applicable withholding taxes and without interest. The number of shares proposed to be purchased in the tender offer (at a minimum purchase price of $36.00 per share) represents approximately 25% of Scholastic’s currently outstanding common stock. The closing price per share of Scholastic’s common stock on the Nasdaq Stock Market on Friday, March 20, 2026, the last full trading day prior to the commencement of the tender offer, was $37.25 per share. The tender offer is being made in accordance with the terms and subject to the conditions described in the offer to purchase, the related letter of transmittal and other related tender offer materials, as each may be amended or supplemented from time to time.

The tender offer will expire on Monday, April 20, 2026 at 5:00 p.m., New York City time, unless the tender offer is extended or earlier terminated by the Company. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case in accordance with the procedures described in the offer to purchase, the related letter of transmittal and other related tender offer materials that are being distributed to shareholders.

On the terms and subject to the conditions of the tender offer, Scholastic shareholders will have the opportunity to tender some or all of their shares of common stock at a price or any number of prices contained within the price range established by Scholastic. Based on the number of shares duly tendered and the prices specified by the tendering shareholders, Scholastic will determine the lowest price per share within the range that will enable it to buy up to $200 million of its common stock or a lower amount if the offer is not fully subscribed. If shareholders properly tender shares greater than $200 million in value at the price determined, Scholastic will purchase shares of common stock tendered by those shareholders on a pro rata basis, subject to the “odd lot” and conditional tender offer provisions described in the offer to purchase. In accordance with the rules of the Securities and Exchange Commission, the Company also reserves the right to purchase up to an additional 2% of its shares of common stock outstanding pursuant to and without amending or extending the tender offer.

All shares accepted for payment will be purchased at the same purchase price, regardless of whether any shareholder tendered such shares at a lower price within the range. Shareholders will receive the purchase price in cash, less any applicable withholding taxes and without interest, for shares properly tendered (and not validly withdrawn) promptly after the expiration of the tender offer. All shares tendered at prices above the purchase price will not be purchased and will be returned promptly to the tendering shareholders. The tender offer is not contingent on any minimum number of shares being tendered and it is not subject to a financing condition. However, the tender offer is subject to a number of other conditions specified in the offer to purchase.

J.P. Morgan Securities LLC will serve as the dealer manager for the tender offer. Questions concerning the tender offer may be directed to J.P. Morgan Securities LLC at 1 (877) 371-5947. Georgeson LLC will serve as information agent for the tender offer and Computershare Trust Company, N.A. will serve as depositary for the tender offer. For more information about the tender offer, please contact Georgeson Inc. at (866) 529-9980.

Neither Scholastic Corporation nor any member of its board of directors, nor the dealer manager, the information agent or the depositary is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer or as to the price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decisions as to how many shares they will tender, if any, and the price within the stated range at which they will tender their shares for purchase by Scholastic. Shareholders should consult their financial and tax advisors in making this decision.

SCHOLASTIC’S DIRECTORS HAVE INFORMED SCHOLASTIC THAT THEY DO NOT INTEND TO TENDER COMMON SHARES IN THE TENDER OFFER. IN ADDITION, THE SPECIAL SCHOLASTIC EXECUTOR FOR THE ESTATE OF M. RICHARD ROBINSON, JR. AND THE EXECUTIVE OFFICERS OF SCHOLASTIC, HAVE ALSO INFORMED SCHOLASTIC THAT THEY DO NOT INTEND TO TENDER COMMON SHARES IN THE TENDER OFFER.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF SCHOLASTIC COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT SCHOLASTIC WILL BE DISTRIBUTING TO ITS SHAREHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

Holders of common stock will be able to obtain the tender offer materials free of charge on the Company’s website at investor.scholastic.com or the SEC’s website at www.sec.gov. In addition, holders of common stock may request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting Georgeson LLC, the Information Agent for the Offer, by telephone toll-free at (866) 529-9980 or in writing to 51 West 52nd Street, 6th Floor New York, NY 10019.

About Scholastic

For more than 100 years, Scholastic Corporation (NASDAQ: SCHL) has been meeting children where they are – at school, at home and in their communities – by creating quality content and experiences, all beginning with literacy. Scholastic delivers stories, characters, and learning moments that empower all kids to become lifelong readers and learners through bestselling children’s books, literacy- and knowledge-building resources for schools including classroom magazines, and award-winning, entertaining children’s media. As the world’s largest publisher and distributor of children’s books through school-based book clubs and book fairs, classroom libraries, school and public libraries, retail, and online, and with a global reach into more than 135 countries, Scholastic encourages the personal and intellectual growth of all children, while nurturing a lifelong relationship with reading, themselves, and the world around them. Learn more at www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements relating to future periods. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children’s book and educational materials markets generally and acceptance of the Company’s products within those markets, and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

SCHL: Financial

Contact: Scholastic Corporation

Investors: Mary Garofalo, (212) 343 - 6741, investor_relations@scholastic.com

Media: Anne Sparkman, (212) 343-6657 asparkman@scholastic.com